Filed by Nuvelo, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: ARCA biopharma, Inc.

Commission File No. 333-154839

The following is a presentation made by ARCA biopharma, Inc. and Nuvelo, Inc. beginning on January 12, 2009.

J.P. Morgan 27 th Annual Healthcare Conference January 12 – 15, 2009

Safe Harbor Statement

This presentation contains “forward-looking statements” which include, without limitation, statements regarding the completion of the proposed merger transaction between Nuvelo, Inc.,
ARCA biopharma, Inc. and Dawn Acquisition Sub, Inc. the proposed merger’s anticipated benefits, timing, progress and anticipated completion of the companies’ clinical stage and research programs, the timing of regulatory approval, the potential benefits that patients may experience from the use of the companies’ clinical stage compounds, and the cash position of the companies following the merger, which statements are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by the Private Securities Litigation Reform
Act of 1995. Such statements are based on the companies’ managements’ current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, failure to complete the proposed merger in a timely fashion, the risk that Nuvelo’s and
ARCA’s business operations will not be integrated successfully; the companies’ inabilities to further identify, develop and achieve commercial success for products and technologies; the risk that the companies’ financial resources will be insufficient to meet their business objectives;
uncertainties relating to drug discovery and the regulatory approval process; clinical development processes; enrollment rates for patients in the companies’ clinical trials; changes in relationships with strategic partners and dependence upon strategic partners for the performance of critical activities under collaborative agreements; and the impact of competitive products and technological changes. These and other factors are identified and described in more detail in Nuvelo’s filings with the SEC, including without limitation Nuvelo’s quarterly report on Form 10-Q for the quarter ended September 30, 2008 and subsequent filings. Nuvelo and
ARCA disclaim any intent or obligation to update these forward-looking statements.

ARCA
biopharma

ARCA
biopharma

Nuvelo™
LIFE IMPROVED

ARCA
biopharma

Introducing: ARCA biopharma* 3 Pioneering Genetically-Targeted Cardiovascular Therapies *ARCA, Nuvelo merger is expected to be completed in 1/2009

Late Stage Company
Attractive Portfolio → Long Term Growth (NU 172)
Near Term Commercial Opportunity (Gencaro)
ARCA *biopharma*
Experienced CV Leadership
Major Market Opportunities
Funding Adequate for Value-creating Milestones

ARCA biopharma

Multiple Near & Long Term Value Creating Aspects 4

Value-Driving Near-Term Milestones
Milestone Expected Timing
NDA acceptance by FDA
H2:08
• Completion of merger
1/2009
• LabCorp PMA submission to FDA for Gencaro genetic test
Q1:09
• Anticipated FDA CRAC meeting
H1:09
• FDA decision on Gencaro
PDUFA Date: 5/31/09
• Anticipated launch of genetic registry post approval
Q3:09
• Potential launch of Gencaro
Q1:10 or Q4:09

Introducing Gencaro™*
(bucindolol hydrochloride)
Investigational drug currently under FDA
review
Next-generation beta-blocker with
unique pharmacology
Potentially first genetically-targeted
heart failure drug
–
Companion genetic test being developed
by LabCorp
Potential to target ~50% of heart failure
(HF) patients
–
‘Very Favorable’ genotype is target
patient population for treatment
Potential follow-on indications
–
Potential prevention of atrial fibrillation
and/or ventricular tachycardia/ventricular
fibrillation being explored
* Trade name pending FDA approval 6

α

β

β

Sympathetic
nerve
Norepinephrine

α

β

β

α

Genetic Basis of Gencaro Response
Mediated Through Individual Genetic Variation

Cardiac myocyte
“Arg/Arg”
1
389 AR”
•Better
bucindolol antagonism
– increased survival
– reduced hospitalization
•Very
favorable receptor type
“Gly Variant”
1
389 AR
•Standard
bucindolol antagonism
•
Adverse when combined with
2c
Del genotypes
“WT”
2c
AR”
•Mild, ideal NE lowering with
bucindolol
•Favorable receptor type when
combined with
1
389 Gly genotypes
“Deletion Variant”
2c
AR
•Marked
NE lowering with
bucindolol
•Adverse
receptor type when
combined with
1
389 Gly
genotypes

BEST: Clinical Responses by Genotypes
*p<0.05; **p<0.007
Endpoint
Very Favorable
Genotype (47%)
{ß
1
389 Arg/Arg
+ any a
2C
}
Favorable
Genotype (40%)
{ß
1
389 Gly carrier
+ a
2C
Wt/Wt}
Unfavorable
Genotype (13%)
{ß
1
389 Gly carrier
+ a
2C
Del carrier}
AC Mortality (ACM),
Time-to-Event (TTE)
38% * 25% 4%
CV Mortality, (CVM),
TTE
48% * 40%* 11%
HF Progression, TTE
†
34% ** 20% 1%
HF Hosp/pt
43% * 16% 26%
HF Hosp days/pt
48% ** 17% 19%
†
Composite endpoint consisting of: HF mortality, cardiac transplant, HF hospitalizations, and
HF emergency room visits

–			
		–	–			
			–			
			–			
			–			
			–			

ARCA biopharma

Bucindolol
n = 2708
Metoprolol
n = 1071
Carvedilol
n = 482
Bucindolol
(VF
Genotype)
n = 493
Metoprolol
n = 3991
Carvedilol
n = 2289
Trial Name BEST MERIT
COPERNICUS
BEST MERIT
COPERNICUS
Trial Location US US US US WW WW
All-cause Mortality
-13% +5% -20% -38% -34% -35%
CV Mortality -16% -4% -48% -38% No Data
Mortality + Cardiac Transplant -14% -43% -32% No Data
Mortality & HF Hospitalizations
-21% -16% -35% -31% -33%
HF Hospitalizations, TTE
-23% No Data -36% NA No Data
HF hospitalization days
-24% No Data -48% -36% -41%
Total MI in HF Patients
-45-47% No Data -48% No Data No Data
Comparison of Beta–blocker Studies*:
US & ROW

*  Not head-to-head studies

Marketing Research:
Gencaro Demand
•
> 600 cardiologists with established HF practices interviewed or surveyed to date
• Demand for Gencaro is anticipated to be strong
–
Peak genetic test ordering opportunity for targeted patient
population segments
•
>60% of beta-blocker naïve HF patients
•
>60% of HF patients that are difficult to titrate or have been deemed non-responsive to existing beta-blocking agents
• Cardiologists expected to value Gencaro’s:
–
Improvement in clinical outcomes
–
Ability to predict response

† ARCA Primary Market Research; 11/2008
†

LabCorp
Laboratory Corporation of America

ARCA biopharma

LabCorp Relationship
•
Easy-to-administer genetic
test
•
Quick turnaround time for
results expected
•
Test results will identify
genetic markers that
predict clinical response
•
510K/PMA track within FDA
– Coordinated with Gencaro
NDA

Established, Large Market Opportunity
Beta-blockers = current standard of
care in chronic heart failure
–
“Beta-blockers should be prescribed
to all patients with stable HF due to
reduced LVEF …”
(ACC/AHA Guidelines
2005)
~6 million US HF patients
~550K newly diagnosed
patients annually

Commercial Strategy
• Cardiologists initiate and influence beta-blocker
prescriptions
• Penetrate U.S. market with specialized sales force
• Unique and desirable offering in large market
–
Expected to be only drug with companion test to predict
response
• Defend market exclusivity
–
Hatch-Waxman protection until 2017
–
Potential patent protection until 2025

Competitive Environment
Limited Competitive Threats
•
Current beta blockers have
generic equivalents on the
market
•
Promotion is very limited
•
Known future competitors
do not have a companion
genetic test or any known
PGt interactions

Pricing and Reimbursement
•
While majority of HF patients are Part D eligible, most opt for supplemental commercial prescription coverage
•
Current branded beta-blocker products range from $2.54 -
$4.74 /day (AWP)
– Gencaro expected to be on formulary with reasonable pricing
•
Test anticipated to be covered via medical benefit; Part B for
Medicare patients

Gencaro US Approval Process
•
FDA filed New Drug Application – 9/28/08
•
Clinical site inspections proceeding
•
FDA Pre-Approval Inspection of manufacturer
scheduled
•
Regulatory department actively communicating
with the agency
•
FDA’s 2009 performance goal: Review and act on
90% of NDAs by PDUFA date

NDA submission to
the FDA: 7/31/08
Potential FDA
Cardio-Renal
Advisory
Committee
(CRAC) meeting
Potential
commercial
launch
PDUFA
Date:
5/31/09
FDA NDA filing:
9/28/08
2008
2009 2010
Gencaro Pathway to Market

LabCorp PMA
submission to the
FDA for
complementary
genetic test

Value-Driving Near-Term Milestones
Milestone Expected Timing
NDA acceptance by FDA
H2:08
•
Completion of merger
1/2009
•
LabCorp PMA submission to FDA for Gencaro genetic test
Q1:09
•
Anticipated FDA CRAC meeting
H1:09
•
FDA decision on Gencaro
PDUFA Date: 5/31/09
•
Anticipated launch of genetic registry post approval
Q3:09
•
Potential launch of Gencaro
Q1:10 or Q4:09

THE WALL STREET JOURNAL.

SEPTEMBER 23, 2008

Gene Analysis Boosts Sidelined Heart Drug

By RON WINSLOW

In a new sign of personalized medicine's promise, a heart drug that was sidetracked due to lackluster results has been found to significantly reduce death and hospitalization for people who have a certain genetic mutation.

The development reflects the ability to use genetic profiles to predict how patients will respond to treatments, which enables doctors to prescribe medicines that are more likely to be effective and less likely to trigger adverse side effects.

Researchers said Monday that heart-failure patients with a favorable genetic variation who were given the drug bucindolol were 38% less likely to die from any cause than those given a placebo, when followed for an average of two years. Those given bucindolol were also 48% less likely to die of heart-related causes and 44% less likely to be hospitalized for heart failure.

The New York Times

THE EVIDENCE GAP

Patient's DNA May Be Signal to Tailor Medication

'The Pink Sheet' DAILY

PRESCRIPTION PHARMACEUTICALS AND BIOTECHNOLOGY

Predictive Biomarkers Can Be Supported By Two Well-Conducted Retrospective Studies - FDA Advisors

ARCA biopharma

Personalized Medicine: Recently in the News 19

THANK YOU

Additional Information and Where to
Find It
•
Nuvelo has filed a registration statement on Form S-4, and a related proxy statement/prospectus/consent solicitation, in connection with the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy statement/prospectus/consent solicitation which contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Nuvelo Investor
Relations at the email address: ir@nuvelo.com or by phone at 650-517-8000.
•
In addition to the registration statement and related proxy statement/prospectus/consent solicitation, Nuvelo files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Nuvelo, Inc. at the SEC public reference room at
100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Nuvelo, Inc.’s filings with the
SEC are also available to the public from commercial document-retrieval services and at SEC’s website at
www.sec.gov, and from Investor Relations at Nuvelo as described above.
•
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.
•
Nuvelo, ARCA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Nuvelo in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus/consent solicitation described above. Additional information regarding the directors and executive officers of Nuvelo is also included in Nuvelo’s proxy statement for its 2008 Annual
Meeting of Stockholders which was filed with the SEC on April 23, 2008 and its Annual Report on Form 10-K for
the year ended December 31, 2007, which was filed with the SEC on March 12, 2008. These documents are available as described above.